# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dogecoin Cash, Inc., CIK 0001360442
CUSIP: 13764T105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 355 W MESQUITE BLVD, 355 W MESQUITE BLVD, MESQUITE, Nevada (NV), 89027
Date of event which requires filing of this statement: 12/19/2023
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001096906-23-002465
Filed by CIK 0002006361

## Reporting persons
- Merrill Carolyn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 10,462,442; shared voting power 0; sole dispositive power 10,462,442; shared dispositive power 0; aggregate amount beneficially owned 10,462,442 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Dogecoin Cash, Inc.
Address of issuer's principal executive offices: 355 W MESQUITE BLVD, 355 W MESQUITE BLVD, MESQUITE, NEVADA, 89027.

## Item 2. Person Filing
Name of person filing: Carolyn Merrill
Address of principal business office or, if none, residence:
20 Pond Valley Circle
Penfield, NY 14526
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 10462442
Percent of class: 6.5
Sole power to vote or to direct the vote: 10462442
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10462442
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Merrill Carolyn: /s/ Carolyn Merrill, Individual (11/05/2025)